Exhibit 99.2

SMART Technologies Inc.

NOTICE OF SPECIAL

MEETING TO BE HELD ON

APRIL 28, 2016

AND

MANAGEMENT INFORMATION CIRCULAR

March 16, 2016

SMART Technologies Inc.

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

TAKE NOTICE THAT a Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of SMART Technologies Inc. (the “Corporation”) will be held at the offices of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1, at 2:00 P.M. (MDT) on Thursday, April 28, 2016 for the following purposes:

1.	to consider and, if deemed advisable, to pass a special resolution approving the consolidation of the issued and outstanding common shares of the Corporation on the basis of one post-consolidation common share for every ten pre-consolidation common shares; and

2.	to transact such other business as may properly come before the Meeting.

Information relating to matters to be acted upon by the Shareholders at the Meeting is set forth in the accompanying Information Circular.

A Shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Shareholders who are unable to attend the Meeting in person and wish to be represented by proxy are requested to date, sign and return the accompanying instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the accompanying Information Circular and instrument of proxy. Shareholders who cannot attend the Meeting may vote by mail, by using the internet or by telephone. See the accompanying Information Circular for information on how to vote. An instrument of proxy will not be valid unless it is received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) before the time of the Meeting, or any adjournment thereof. A person appointed as proxy holder need not be a Shareholder of the Corporation.

Only Shareholders of record as at the close of business on March 15, 2016 are entitled to receive notice of the Meeting.

As described in the notice and access notification mailed to beneficial Shareholders of the Corporation, the Corporation has decided to deliver the Information Circular to beneficial Shareholders by posting the Information Circular on the following website: http://materials.proxyvote.com/83172R. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Corporation’s printing and mailing costs. The Information Circular will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Information Circular will be mailed to registered Shareholders.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER’S RISK.

DATED at Calgary, Alberta as of the 16 day of March, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Michael J. Mueller”
Chairman

SMART Technologies Inc.

Management Information Circular

SMART Technologies Inc.

Management Information Circular

Dated March 16, 2016

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management of SMART Technologies Inc. (the “Corporation”) for use at the special meeting (the “Meeting”) of holders (“Shareholders”) of Common Shares (the “Common Shares”) of the Corporation to be held at the offices of the Corporation, 3636 Research Road N.W., Calgary, Alberta T2L 1Y1, at 2:00 P.M. (MDT) on Thursday, April 28, 2016 for the purposes set forth in the notice of special meeting (the “Notice”) accompanying this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by one or more members of the board of directors (the “Board”), officers or regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxy Holders

Accompanying this Information Circular is an instrument of proxy (“Instrument of Proxy”) for use at the Meeting. A registered Shareholder may vote by proxy in one of the following ways:

(i)	by mailing the signed Instrument of Proxy to Computershare Trust Company of Canada, Proxy Department at 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5;

(ii)	by hand delivering the signed Instrument of Proxy to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(iii)	by facsimile to Computershare Trust Company of Canada to (416) 263-9524 or 1-866-249-7775;

(iv)	by using the internet at www.investorvote.com; or

(v)	for Shareholders in Canada and the United States, by calling the following toll-free number: 1-866-732-VOTE (8683).

In order to be valid, Instruments of Proxy must be received by Computershare Trust Company of Canada (“Computershare”) not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons designated in the Instrument of Proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder), other than the persons designated in the accompanying Instrument of Proxy, to attend at and represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the Instrument of Proxy and strike out the names of management’s nominees. Alternatively, a Shareholder may complete another appropriate Instrument of Proxy.

Signing of the Instrument of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the Corporation. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an Instrument of Proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the Instrument of Proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, an Instrument of Proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxy Holders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the Instrument of Proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting. In the absence of such direction, such Common Shares will be voted “FOR” the proposed resolutions at the Meeting. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice are properly brought before the Meeting or any other business is properly brought before the Meeting, it is the intention of the management designees to vote in accordance with their best judgment on such matters or business. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

General

All monetary sums set forth in this Information Circular are in U.S. dollars unless otherwise specified.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

None of the directors or executive officers of the Corporation at any time since the beginning of the Corporation’s last fiscal year, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, except for the fact that such persons may be Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Shares and Record Date

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”) issuable in series. The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is March 15, 2016 (the “Record Date”). As at the Record Date, there were 122,429,920 Common Shares and no Preferred Shares issued and outstanding.

Common Shares

Each holder of Common Shares is entitled to receive notice of and attend all meetings of Shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Common Share entitles its holder to one vote.

More information regarding the Common Shares and Preferred Shares is disclosed in the Annual Report on Form 20-F of the Corporation for the fiscal year ended March 31, 2015 (the “Annual Report”), which is incorporated by reference into this Information Circular and forms an integral part thereof. The Annual Report is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and is also available on EDGAR at www.sec.gov. Upon request, the Corporation will promptly provide a copy of the Annual Report free of charge to any Shareholder of the Corporation.

Voting of Shares – General

Only Shareholders whose names are entered in the Corporation’s register of shareholders at the close of business on the Record Date and holders of Common Shares issued by the Corporation after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

Voting of Common Shares – Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited).

The Corporation is not forwarding its proxy-related materials directly to non-objecting beneficial holders. In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Corporation intends to pay for Intermediaries to forward the proxy-related materials and the voting instruction form to objecting beneficial owners.

Applicable Canadian regulatory policies require Intermediaries to seek voting instructions from Non-Registered Holders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the voting instruction form supplied to a Non-Registered Holder by its Intermediary (or the agent of the Intermediary) is very similar or even identical to the Instrument of Proxy provided by the Corporation to registered shareholders. However, its purpose is limited to instructing the registered Shareholder (the Intermediary or agent of the Intermediary) how to vote on behalf of the Non-Registered Holder. In Canada, the majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). In most cases, Broadridge mails a scannable voting instruction form in lieu of the Instrument of Proxy provided by the Corporation and asks Non-Registered Holders to return the voting instruction form to Broadridge or otherwise communicate voting instructions to Broadridge (by way of telephone or the Internet, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Non-Registered Holder receiving a proxy or voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting, rather the form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of your Common Shares held through an Intermediary, please contact that Intermediary for assistance.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Notice-and-Access

NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations allow for the use of a “notice-and-access” regime for the delivery of proxy-related materials.

Under the notice-and-access regime, reporting issuers are permitted to deliver proxy-related materials by posting them on SEDAR as well as a website other than SEDAR and sending shareholders a notice package that includes: (i) the voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the materials; and (iv) a plain-language explanation of how the new notice-and-access system operates and how the materials can be accessed online. Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically. This notice package must be mailed to shareholders from whom consent to electronic delivery has not been received.

The Corporation has elected to send its Information Circular to beneficial Shareholders using the notice-and-access regime. Accordingly, the Corporation will send the above-mentioned notice package to beneficial Shareholders which includes instructions on how to access the Corporation’s Information Circular online and how to request a paper copy of the Information Circular. Distribution of the Corporation’s Information Circular pursuant to the notice-and-access regime has the potential to substantially reduce printing and mailing costs and reduce our impact on the environment.

Notwithstanding the notice-and-access regime, Alberta’s Business Corporations Act (“ABCA”) requires the Corporation to: (i) deliver a paper copy of its annual financial statements to a registered Shareholder unless such registered Shareholder informs the Corporation in writing that it does not want a copy of the annual financial statements or provides written consent to electronic delivery; and (ii) deliver a paper copy of the Information Circular to a registered Shareholder unless such Shareholder provides written consent to electronic delivery. In order to ensure compliance with the ABCA, registered Shareholders who have not yet consented to electronic delivery will be mailed a copy of the Information Circular.

Principal Holders of Shares

The following table sets forth, to the best of the knowledge of the directors and executive officers of the Corporation, as at the Record Date, the only persons, corporations or other entities (other than securities depositories) who beneficially own, directly or indirectly, or exercise control or discretion over voting securities carrying more than 10% of the voting rights attached to the Common Shares of the Corporation.

Name and Address of Beneficial Owner	Type of Ownership	Number of Common Shares(4)	Percentage of Share Capital and Voting Power

Apax Global Alpha Limited and Funds advised by Apax Partners(1)	Direct	37,658,083	30.8%

Intel Corporation(2)	Direct	17,466,633	14.3%

David Martin(3)	Direct and Indirect	26,982,074	22.0%

Nancy Knowlton(3)	Direct and Indirect	26,981,074	22.0%

NOTES:

(1)	Represents Common Shares beneficially owned by Apax Global Alpha Limited, whose Investment Manager is Apax Guernsey Managers Limited, Apax US VII, L.P., which is advised by Apax Partners, LP, and Apax Europe V. Apax Europe V GP, L.P. is the general partner of each of Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P., and Apax Europe V-2, L.P. and the Managing Limited Partner of Apax Europe V C GmbH & Co. KG (collectively “Apax Europe V”) and is advised by Apax Partners LLP. Apax Global Alpha Limited, Apax US VII, L.P. and Apax Europe V each disclaim beneficial ownership of the Common Shares held by the other. The address of Apax Partners LLP is 33 Jermyn Street, London, UK, SW1Y 6DN. The address of Apax Partners, LP is 601 Lexington Avenue, 53rd Floor, New York, NY 10022. The address of Apax Global Alpha Limited is East Wing, Trafalgar Court, Les Banques, PO Box 656, St Peter Port, Guernsey GY1 3PP. The information provided in this footnote has been provided by Apax Partners LLP.
(2)	The address of Intel Corporation is 2200 Mission College Boulevard, Santa Clara, California.
(3)	517,440 Common Shares are held directly by Mr. Martin and 516,440 Common Shares are held directly by Ms. Knowlton. 26,464,634 Common Shares are owned by IFF Holdings Inc. (“IFF”), a corporation with respect to which David Martin and Nancy Knowlton own 100% of the securities directly or indirectly. Mr. Martin and Ms. Knowlton are married to each other, and as such Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the Common Shares owned by IFF. The address for Mr. Martin, Ms. Knowlton and IFF is c/o Nureva Inc., 10th floor 1221 8th Street SW Calgary, AB, T2R 0L4.
(4)	Based on information in the System for Electronic Disclosure by Insiders (SEDI) as at March 15, 2016.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Share Consolidation

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass a special resolution (the text of which is set out herein) approving the consolidation of all of the issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (the “Consolidation”). Shareholder approval of the Consolidation would confer discretionary authority on the Board of Directors of the Corporation (the “Board”) to implement the Consolidation at such time that the Board considers appropriate, or to determine, in the Board’s discretion, not to proceed with the Consolidation. Such implementation or determination not to proceed with the Consolidation will not require further Shareholder approval. If the Board does not implement the Consolidation before April 28, 2017, the authority granted by the Shareholders to implement the Consolidation on the terms described herein will lapse and be of no further force or effect.

The Corporation’s outstanding incentive securities granted pursuant to its amended and restated equity incentive plan will also be adjusted on the same basis as the Common Shares, with proportionate adjustments made to exercise prices.

The Consolidation is subject to the approval of the Toronto Stock Exchange and NASDAQ.

Reasons for the Consolidation

The Board believes the Consolidation to be in the best interest of the Corporation because it believes that the Consolidation is the only opportunity potentially to avoid a delisting of the Common Shares from the NASDAQ Capital Market, on which the Common Shares are currently listed and posted for trading in the United States.

The continued listing requirements of the NASDAQ include that a security must have a bid price of at least $1.00. On July 21, 2015, the Corporation announced that it had received a letter from the NASDAQ indicating that the minimum closing bid price of the Common Shares had fallen below $1.00 for 30 consecutive trading days, and therefore, the Corporation was not in compliance with NASDAQ Listing Rule 5450(a)(1) (the “Rule”). The letter required the Corporation to regain compliance with the Rule by January 12, 2016.

On January 14, 2016, the Corporation announced that it had received a notice of delisting from the NASDAQ for failure to regain compliance with the Rule. On January 20, 2016, the Corporation announced that it has filed a notice of appeal with respect to the notice of delisting. The outcome of the appeal is unknown as of the date hereof.

Effects of the Consolidation

If the Board determines that it is in the best interests of the Corporation to proceed with the Consolidation, the Corporation’s articles will be amended in accordance with the ABCA, upon which time the Consolidation will become effective.

The Consolidation, if implemented, will affect all Shareholders equally and will result in each Shareholder holding a smaller number of Common Shares. The Consolidation will not affect the percentage interests of Shareholders, except for variances attributable to fractional Common Shares. No fractional Common Shares will be issued in connection with the Consolidation, and if a Shareholder would otherwise be entitled to receive a fractional Common Share upon the occurrence of the Consolidation, such fraction will be rounded to the nearest whole number.

The post-Consolidation Common Shares will have the same attributes as the pre-Consolidation Common Shares, and each Common Share will continue to be entitled to one vote per Common Share and will be fully paid and non-assessable. The post-Consolidation Common Shares will be attributed new CUSIP and ISIN numbers. As at the Record Date, the Corporation had 122,429,920 Common Shares issued and outstanding. If the Consolidation had occurred on the Record Date, the Corporation would have had 12,242,992 post-Consolidation Common Shares outstanding on the date thereof.

The Common Shares are currently registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Corporation is subject to the periodic reporting and other requirements of the Exchange Act. The Consolidation will not affect the registration of the Common Shares under the Exchange Act, or the listing of the Common Shares on the TSX.

The exercise price and the number of Common Shares issuable under any outstanding incentive securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities.

If the Consolidation is implemented, Shareholders holding Common Shares represented by share certificates will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares. Computershare, the Corporation’s transfer agent, will send a letter of transmittal containing instructions on how Shareholders may surrender their share certificates. Computershare will forward to each Shareholder who has provided the required documents a new share certificate representing the number of post-Consolidation Common Shares to which the Shareholder is entitled. Until surrendered, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares to which the Shareholder is entitled as a result of the Consolidation. Shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Corporation and Computershare.

Shareholders should not destroy nor submit any share certificate until requested to do so following the effective date of the Consolidation (if any).

Risks of the Consolidation

The effect of the Consolidation on the market price of the Common Shares cannot be predicted with any certainty. There can be no assurance that the market price of the Common Shares will increase following the Consolidation, or will not decrease in the future, or that the minimum closing bid price of the Common Shares will meet the NASDAQ’s minimum bid price requirement. Additionally, a decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization that would occur in the absence of the Consolidation. Further, there can be no assurance that the Consolidation alone will guarantee the continued listing of the Common Shares on the NASDAQ or that the Common Shares will not be delisted due to a failure to meet other continued listing requirements of the NASDAQ or of the TSX.

The Consolidation may increase in the number of Shareholders who would hold “odd lots” of less than 100 Common Shares on a post-Consolidation basis, which may make it more difficult or more costly for such Shareholders to dispose of their Common Shares.

Consolidation Resolution

The ABCA requires that any change in the number of shares of any class of shares of a corporation into a different number of shares of the same class must be approved by a special resolution of shareholders, being a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution. The text of the special resolution approving the Consolidation is set out below:

“BE IT RESOLVED as a special resolution of the holders of common shares (“Common Shares”) of SMART Technologies Inc. (the “Corporation”) that:

1.	the articles of the Corporation be amended to change the number of issued and outstanding Common Shares by consolidating (the “Consolidation”) the issued and outstanding Common Shares on the basis of one post-Consolidation Common Share for every ten pre-Consolidation Common Shares, such amendment to become effective at a date in the future to be determined by the Board of Directors of the Corporation (the “Board”), if and when the Board considers it to be in the best interests of the Corporation to implement the Consolidation, but if the Board does determine to cause the amendment to become effective, it must do so not later than April 28, 2017, subject to the approval of the Toronto Stock Exchange and NASDAQ;

2.	in the event that the Consolidation would otherwise result in a holder of Common Shares holding a fraction of a Common Share, such fraction will be rounded to the nearest whole number;

3.	any director or officer of the Corporation is authorized and directed, for and in the name of and on behalf of the Corporation, to execute, or cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered articles of amendment effecting the Consolidation pursuant to the Business Corporations Act (Alberta), and all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

4.	the directors of the Corporation, in their sole and complete discretion, may act upon this special resolution to effect the Consolidation or, if deemed appropriate and without any further approval from the shareholders of the Corporation, may choose not to act upon this special resolution notwithstanding shareholder approval of the Consolidation.”

If the Shareholders pass the special resolution approving the Consolidation, and the Board determines to proceed with the Consolidation, it will take effect on a date to be coordinated with the TSX and the NASDAQ and announced by the Corporation in advance.

Recommendation of the Board

The Board believes that providing the Board with the ability to implement the Consolidation, should it consider such to be in the best interests of the Corporation, is in the best interests of the Shareholders and therefore unanimously recommends that Shareholders vote FOR the Consolidation. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy FOR the Consolidation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any informed person of the Corporation, or any associate or affiliate of such person, in any transaction since the commencement of the Corporation’s last completed fiscal year, or in any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries.

AUDITORS

The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, Calgary, Alberta. KPMG LLP has been the Corporation’s auditors since 1993 and has been the auditors of the Corporation since it became a public company in July 2010.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of special meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation’s business is contained in the audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2015, and the unaudited interim financial statements of the Corporation and related management’s discussion and analysis, most recently provided for the interim period ended December 31, 2015. These statements and all the continuous disclosure documents submitted to the various regulatory bodies, including the TSX and NASDAQ, in compliance with applicable securities laws can be found on SEDAR at www.sedar.com. Additional information may also be obtained by contacting the Corporation at its offices located at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations.